

TRINITY CAPITAL INC.
3075 West Ray Road, Suite 525
Chandler, Arizona 85226

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 17, 2021

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

What is the date of the Annual Meeting, where will it be held, and how can I participate virtually?

The annual meeting (the "Annual Meeting") of stockholders of Trinity Capital Inc. ("we", "us", "our", or the "Company") will be held on June 17, 2021 at 9:00 a.m. Mountain Standard Time. Due to public health concerns related to the coronavirus ("COVID-19") pandemic and to support the health and well-being of our stockholders, service providers, personnel and other stakeholders, the Annual Meeting will be held solely on the internet by virtual means through a live webcast. By accessing such live webcast, you will be able to participate in the Annual Meeting, including by voting and submitting questions.

The live webcast of the Annual Meeting will be accessible at *https://web.lumiagm.com/214074144.* Click on "I have a login," enter the 11-digit control number found on your Notice of Internet Availability of Proxy Materials or proxy card you previously received, and enter the password "TCI2021" (the password is case sensitive). If you encounter any difficulties accessing the live webcast or otherwise during check-in or during the Annual Meeting, please call the technical support number that will be posted on the live webcast login page set forth above.

If your shares of the Company's common stock are held in "street name" through a broker, bank or other nominee, in order to participate in the live webcast of the Annual Meeting **you must first** obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares you held as of the Record Date (as defined herein), your name and email address. **You then must submit a request for registration** to American Stock Transfer & Trust Company, LLC: (1) by email to proxy@astfinancial.com; (2) by facsimile to 718-765-8730 or (3) by mail to American Stock Transfer & Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219. **Requests for registration must be labeled as "Legal Proxy" and be received by American Stock Transfer & Trust Company, LLC** *by no later than 2:00 p.m., Mountain Standard Time (5:00 p.m. Eastern Standard Time) on June 3, 2021.*

What will I be voting on at the Annual Meeting?

At the Annual Meeting, stockholders will be asked to:

- re-elect three members of the Company's Board of Directors (the "Board"), including Kyle Brown and Richard R. Ward for a three-year term expiring at the 2024 annual meeting of stockholders and Michael E. Zacharia for a two-year term expiring at the 2023 annual meeting of stockholders, and until their respective successors are duly elected and qualified;

- approve a proposal to authorize the Company to sell or otherwise issue up to 25% of the then outstanding shares of the Company's common stock at an offering price per share to investors that is below the Company's then current net asset value ("NAV") per share;

- approve a proposal to authorize the Company to issue options, warrants or securities to subscribe to, convert to, or purchase common stock, subject to the conditions as set forth in this Proxy Statement (as defined herein);

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

The accompanying proxy is solicited on behalf of the Board for use at the Annual Meeting to be held on June 17, 2021 at 9:00 a.m., Mountain Standard Time. The Annual Meeting will be held solely on the internet by virtual means through a live webcast. By accessing such live webcast, you will be able to participate in the Annual Meeting, including by voting and submitting questions.

The live webcast of the Annual Meeting will be accessible at *https://web.lumiagm.com/214074144*. Click on "I have a login," enter the 11-digit control number found on your Notice of Internet Availability of Proxy Materials or proxy card you previously received, and enter the password "TCI2021" (the password is case sensitive). If you encounter any difficulties accessing the live webcast or otherwise during check-in or during the Annual Meeting, please call the technical support number that will be posted on the live webcast login page set forth above.

If your shares of the Company's common stock are held in "street name" through a broker, bank or other nominee, in order to participate in the live webcast of the Annual Meeting **you must first** obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares you held as of the Record Date (as defined herein), your name and email address. **You then must submit a request for registration** to American Stock Transfer & Trust Company, LLC: (1) by email to proxy@astfinancial.com; (2) by facsimile to 718-765-8730 or (3) by mail to American Stock Transfer & Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219. **Requests for registration must be labeled as "Legal Proxy" and be received by American Stock Transfer & Trust Company, LLC *by no later than 2:00 p.m., Mountain Standard Time (5:00 p.m. Eastern Standard Time) on June 3, 2021.***

Only holders of record of our common stock at the close of business on April 27, 2021, which is the Record Date, will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, we had [•] shares of common stock, par value $0.001 per share (the "Shares"), outstanding and entitled to vote. This proxy statement, including the accompanying form of proxy (collectively, this "Proxy Statement"), or a Notice of Internet Availability of Proxy Materials containing instructions on how to access this Proxy Statement and the Company's annual report on Form 10-K for the year ended December 31, 2020 (the "Annual Report"), and how to submit proxies by telephone or through the internet are first being sent to stockholders on or about [•], 2021. This Proxy Statement and the Annual Report can each be accessed online at *www.astproxyportal.com/ast/23279*.

All proxies will be voted in accordance with the instructions contained therein. Unless contrary instructions are specified, if a proxy is properly executed and received by the Company (and not revoked) prior to the Annual Meeting, the Shares represented by the proxy will be voted (1) **FOR** the re-election of three members of the Board, two of which will serve for a term of three years and one of which will serve for a term of two years, and until their respective successors are duly elected and qualified; (2) **FOR** the proposal to authorize the Company to sell or otherwise issue up to 25% of the then outstanding shares of the Company's common stock at an offering price per share to investors that is below the Company's then current NAV per share; (3) **FOR** the proposal to authorize the Company to issue options, warrants or securities to subscribe to, convert to, or purchase common stock, subject to the conditions as set forth in this proxy statement; (4) **FOR** the approval of the 2019 Trinity Capital Inc. Long-Term Incentive Plan; and (5) **FOR** the approval of the Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan. Should any matter not described above be properly presented at the Annual Meeting, the named proxies will vote in accordance with their best judgment as permitted.

Voting Rights

Holders of our common stock are entitled to one vote for each share held as of the Record Date.

The Annual Meeting is being held for the following purposes:

1. To re-elect three members of the Board, two of which will serve for a term of three years and one of which will serve for a term of two years, and until their respective successors are duly elected and qualified;

2. To approve a proposal to authorize the Company to sell or otherwise issue up to 25% of the then outstanding shares of the Company's common stock at an offering price per share to investors that is below the Company's then current NAV per share;

3. To approve a proposal to authorize the Company to issue options, warrants or securities to subscribe to, convert to, or purchase common stock, subject to the conditions as set forth in this proxy statement;

4. To approve the 2019 Trinity Capital Inc. Long-Term Incentive Plan;

5. To approve the Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan; and

6. To transact such other business as may properly come before the Annual Meeting, or any postponement or adjournment thereof.

Quorum Required

The presence at the Annual Meeting, in person (virtually) or by proxy, of the holders of the shares of our common stock entitled to cast a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum. If you have properly voted by proxy via telephone, internet or mail, you will be considered part of the quorum. We will count "abstain" votes as present for the purpose of establishing a quorum for the transaction of business at the Annual Meeting. If at any time shares of our common stock are held through brokers, we will count broker non-votes as present for the purpose of establishing a quorum if there are "routine" proposals to be voted on. However, because there are no "routine" proposals to be voted on by stockholders at the Annual Meeting, we do not expect to receive any broker non-votes. Accordingly, we do not expect there to be any broker non-votes for purposes of establishing a quorum at the Annual Meeting. A broker non-vote occurs when a broker holding shares of our common stock for a beneficial owner votes on some matters on the proxy card, but not on others, because the broker does not have instructions from the beneficial owner or discretionary authority (or declines to exercise discretionary authority) with respect to those other matters.

Vote Required

Proposal	Vote Required	Broker Discretionary Voting Allowed	Effect of Abstentions and Broker Non-Votes
Proposal 1 — To re-elect three members of the Board, two of which will serve for a term of three years and one of which will serve for a term of two years, and until their respective successors are duly elected and qualified.	Affirmative vote of a majority of the votes cast at the Annual Meeting in person (virtually) or by proxy.	No	Abstentions and broker non-votes, if any, will have no effect on the result of the vote.
Proposal 2 — To approve a proposal to authorize the Company to sell or otherwise issue up to 25% of the then outstanding shares of the Company's common stock at an offering price per share to investors that is below the Company's then current NAV per share.	Pursuant to Investment Company Act of 1940, as amended (the "1940 Act"), approval of this proposal requires the affirmative vote of: (i) a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting; and (ii) a majority of the outstanding shares of	No	Abstentions and broker non-votes, if any, will have the effect of a vote against this proposal.

(1) Severance pay includes an employee's annual base salary (as averaged over three years or employee's most recent annual base salary if less than three years) and applicable multiple thereof paid in lump sum.

(2) Bonus compensation includes an employee's annual bonus (as averaged over last three years or employee's most recent annual bonus if less than three years) and applicable multiple thereof plus an employee's pro rata annual bonus for the year of termination paid lump sum.

(3) Upon these termination events, the employee will also become fully vested in any previously unvested equity or equity-based compensation and receive company paid employer contributions towards COBRA continuation coverage for a period of time, paid in lump sum.

Compensation Plans

2019 Long-Term Incentive Plan

The Board has approved our 2019 Long-Term Incentive Plan, to be effective upon receipt of the exemptive relief from the SEC discussed below and stockholder approval, for the purpose of attracting and retaining the services of executive officers and other key employees. While the 2019 Long-Term Incentive Plan, contemplates awards of restricted stock, restricted stock units, incentive stock options, non-statutory stock options, performance awards, dividend equivalent rights and other stock based awards to our executive officers and other key employees, we are only seeking exemptive relief from the SEC and stockholder approval at the Annual Meeting with respect to awards of restricted stock, incentive stock options and non-statutory stock options, and will only award such securities under the 2019 Long-Term Incentive Plan if the SEC Order and stockholder approval are received.

The Compensation Committee will administer the 2019 Long-Term Incentive Plan and has the authority, subject to the provisions of the 2019 Long-Term Incentive Plan, to determine who will receive awards under the 2019 Long-Term Incentive Plan and the terms of such awards. Our Compensation Committee will be required to adjust the number of shares available for awards, the number of shares subject to outstanding awards and the exercise price for awards following the occurrence of certain specified events such as stock splits, distributions and recapitalizations.

Upon specified covered transactions (as defined in the 2019 Long-Term Incentive Plan), all outstanding awards under the 2019 Long-Term Incentive Plan will be subject to accelerated vesting in full and then terminated to the extent not exercised prior to the covered transaction.

Awards under the 2019 Long-Term Incentive Plan will be granted to our executive officers and other key employees as determined by the Compensation Committee at the time of each issuance.

Under the 1940 Act, BDCs cannot issue stock for services to their executive officers and employees other than options, warrants and rights to acquire capital stock. As a result, we have applied for exemptive relief from the SEC to permit us to grant restricted stock in exchange for or in recognition of services by our executive officers and other key employees. We cannot provide any assurance that we will receive the exemptive relief from the SEC in either case.

401(k) Plan

We maintain a 401(k) plan in which all full-time employees who are at least 21 years of age and have three months of service are eligible to participate. Eligible employees have the opportunity to contribute their compensation on a pretax salary basis into the 401(k) plan up to the IRS limits annually for the 2020 plan year, and to direct the investment of these contributions. Plan participants who are age of 50 or older during the 2020 plan year are eligible to defer additional "catch up contributions" in amounts up to IRS limits during 2020. The Board may also, at its sole discretion, provide that the Company will make additional contributions to employee 401(k) plan accounts.

Status as a BDC and RIC and Maintaining a Favorable Asset-to-Debt Ratio

As a BDC intending to qualify as a RIC for federal income tax purposes beginning with the fiscal year ended December 31, 2020, the Company is dependent on its ability to raise capital through the issuance of common stock. RICs generally must distribute substantially all of their earnings to stockholders as dividends in order to achieve pass-through tax treatment, which prevents the Company from using those earnings to support new investments. Further, as a BDC that has received stockholder approval to be subject to the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act, as amended by the Small Business Credit Availability Act, the Company must comply with an assets to debt ratio requirement that prohibits the Company from incurring debt or issuing senior securities if the ratio is greater than 1.5:1. This requires the Company to finance its investments with at least $1 of equity for every $2 of debt. Although the Company has greater flexibility to finance investments with borrowed funds, the Company may not be able to borrow money at favorable interest rates or terms. Therefore, to continue to build the Company's investment portfolio, and thereby support maintenance and growth of the Company's dividends, the Company strives to maintain consistent access to capital through the public and private equity markets enabling it to take advantage of investment opportunities as they arise.

Even though the underlying performance of a particular portfolio company may not indicate an impairment or its inability to repay all principal and interest in full, volatility in the capital markets may negatively impact the valuations of investments and result in unrealized depreciation of those investments. Such unrealized depreciation, as well as unrealized depreciation based on the underlying performance of the Company's portfolio companies, if any, negatively impact stockholders' equity and the resulting asset to debt ratio. As of December 31, 2020, the Company recognized net unrealized depreciation on its debt, warrant and equity investments of approximately $5.0 million, or approximately 1.0% of its total investments at cost.

Exceeding the statutory asset to debt ratio could have severe negative consequences for a BDC, including the inability to pay dividends, breaching debt covenants and failure to qualify or maintain its qualification for federal tax treatment as a RIC. Although the Company does not currently expect that it will exceed this ratio, the markets it operates in and the general economy may be volatile and uncertain, including as a result of the COVID-19 pandemic. Volatility in the capital markets could result in negative pressure on investment valuations, potentially negatively impacting the Company's stockholders' equity and the Company's asset to debt ratio. As of December 31, 2020, the Company's asset coverage ratio was approximately 177.0% and its asset coverage ratio per unit was approximately $1,770. The Company targets a leverage range of between 1.15x to 1.35x.

Capitalize on Attractive Investment Opportunities

Dislocations and volatility in the credit markets recently and in the past have created, and may in the future create, favorable opportunities to invest at attractive risk-adjusted returns. If any of these adverse market conditions occur, the Company and other companies in the financial services sector may not have access to sufficient debt and equity capital in order to take advantage of favorable investment opportunities. In addition, the debt capital that will be available, if any, may be at a higher cost and on less favorable terms and conditions in the future.

Without the approval of a majority of its common stockholders to sell stock at prices below its current NAV per share, the Company would be precluded from selling shares of its common stock to raise capital during periods where the market price for its common stock is below its current NAV per share and may be precluded from selling shares when the market price for its common stock is not sufficiently above its current NAV per share so that the price at which shares would be sold, net of underwriting discounts or commissions, would not be less than its current NAV per share.

The Company believes that having the flexibility to issue its common stock below NAV per share in certain instances will benefit all of its stockholders. The Company expects that it will be periodically presented with attractive opportunities that require the Company to make an investment commitment quickly. As discussed above, the Company may not have sufficient access to capital to take advantage of investment opportunities presented to it unless it is able to quickly raise additional capital. In the future, the market value of the Company's common stock may trade below NAV per share resulting in a net price per share below

PROPOSAL 3: APPROVAL TO AUTHORIZE THE COMPANY TO ISSUE OPTIONS, WARRANTS OR RIGHTS TO SUBSCRIBE TO, CONVERT TO, OR PURCHASE THE COMPANY'S COMMON STOCK IN ONE OR MORE OFFERINGS

The Board believes it would be in the best interests of the Company and its stockholders to have the ability to issue options, warrants or rights to subscribe to, convert to, or purchase shares of the Company's common stock, which may include convertible preferred stock and convertible debentures, under appropriate circumstances in connection with the capital raising and financing activities of the Company. Sections 18(d) and 61(a) of the 1940 Act place restrictions on the ability of a BDC such as the Company to issue options, warrants or rights to subscribe or to convert to voting securities of the Company. If options, warrants or rights are to be issued, the proposal must be approved by the stockholders of the BDC. Thus, the Board has approved and recommends to the stockholders for their approval a proposal to issue options, warrants or rights to subscribe to, convert to or purchase shares of the Company's common stock, which options, warrants or rights may or may not be accompanied by other securities of the Company.

If this proposal is approved, any issuances of options, warrants or rights to subscribe to, convert to or purchase shares of the Company's common stock would be made in accordance with Section 61(a)(4) of the 1940 Act, pursuant to which we would be permitted to issue securities that may be converted into or exercised for shares of our common stock at a conversion or exercise price per share not less than our current market price at the date of issuance. **This conversion or exercise price may, however, be less than our net asset value per share at the date such securities are issued or at the date such securities are converted into or exercised for shares of our common stock.**

Background and Reasons

In order to provide the Company with maximum flexibility to raise capital, the Company is asking you to approve the issuance of options, warrants or securities to subscribe for or convertible into shares of its common stock to the extent required by Section 61(a) on such terms and conditions as the Board determines to be in the best interests of the Company and its stockholders.

On March 23, 2021, the Board, including a "required majority" (as defined in Section 57(o) of the 1940 Act) of the Board, unanimously approved this proposal as in the best interests of the Company and its stockholders and recommends it to the stockholders for their approval. Upon obtaining the requisite stockholder approval, the Company will comply with the conditions described below in connection with any financing undertaken pursuant to this proposal. See "Key Stockholder Considerations" below for a discussion of the risks of dilution.

Management and the Board have determined that it would be advantageous to the Company to have the ability to sell or otherwise issue options, warrants or securities to subscribe for or convertible into shares of its common stock in connection with its financing and capital raising activities. The issuance of such securities may give the Company a cost-effective way to raise capital and is a common practice by corporations that are not BDCs. Such securities typically allow the purchasers thereof to participate in any increase in value of the issuer's common stock. In particular, the Company believes that having the ability to issue options, warrants, and rights will enable it to more effectively structure potential private placements, block trades, and other direct equity issuances or commitments with institutional investors interested in making large investments or equity commitments to the Company and for the Company to optimize the timing and selling shares for when the capital is needed in order to minimize inefficiency, drag and dilution to stockholders.

The Company believes that changes in the U.S. capital markets have created a unique opportunity to invest at attractive risk-adjusted returns. For example, the U.S. capital markets have experienced volatility and disruption following the global outbreak of COVID-19 pandemic that began in December 2019. The persistence of these conditions is uncertain and they could continue for a prolonged period of time or worsen in the future. As a result, the Company is seeking flexibility to raise additional capital by selling options, warrants or securities to subscribe for or convertible into shares of its common stock so that it may take advantage of this opportunity.

While the Company has no immediate plans to issue any options, warrants or securities to subscribe for or convertible into shares of its common stock, it is seeking stockholder approval now in order to provide flexibility for future issuances, which typically must be undertaken quickly. The final terms of any sale of such securities, including price, dividend or interest rates, exercise or conversion prices, voting rights, anti-dilution protections, redemption prices, maturity dates and similar matters will be determined by the Board at the time of issuance. Also, because the Company has no immediate plans to issue any such securities, it is impracticable to describe the transaction or transactions in which the securities would be issued. Instead, any transaction where the Company issues such securities, including the nature and amount of consideration that would be received by it at the time of issuance and the use of any such consideration, will be reviewed and approved by the Board at the time of issuance. If this proposal is approved, no further authorization from the stockholders will be solicited prior to any such issuance in accordance with the terms of this proposal. The authority sought under this proposal has no expiration.

Conditions to Issuance

If the Company's stockholders approve this proposal, the Company will only be able to issue options, warrants or securities to subscribe for or convertible into shares of its common stock pursuant to such stockholder approval so long as the issuance of such securities meets the following conditions:

(i)   the exercise or conversion feature of the options, warrants or rights must expire within 10 years of issuance;

(ii)   the exercise or conversion price for the options, warrants or rights must not be less than the current market value of the common stock at the date of the issuance of the options, warrants or rights; and

(iii)   a majority of the Company's directors who are not "interested persons" of the Company as defined in the 1940 Act shall have approved each individual issuance of options, warrants or rights and determined that each such issuance is in the best interests of the Company and its stockholders.

In addition, if such securities are accompanied by other securities when issued, the securities cannot be separately transferable unless no class of such securities and the other securities that accompany them has been publicly distributed.

Prior to the time of issuance, the Board may determine to issue options, warrants or securities to subscribe for or convertible into shares of the Company's common stock in a registered public offering or in a private placement either with or without an obligation to seek to register their resale at the request of the holders. The Board may also determine to use an underwriter or placement agent to assist in selling such securities if it concludes that doing so would assist in marketing such securities on favorable terms. Any such sale would be anticipated to result in a potential increase in the number of outstanding shares of the Company's common stock. However, Section 61(a) of the 1940 Act limits the number of options, warrants or rights to subscribe to, convert to, or purchase the Company's common stock that can be issued pursuant to this proposal. Specifically, the amount of voting securities that would result from the exercise or conversion of all of the Company's options, warrants or rights to subscribe to, convert to, or purchase the Company's common stock, together with any restricted stock issued pursuant to the 2019 Long-Term Incentive Plan and the 2019 Restricted Stock Plan, at the time of issuance shall not exceed 25% of the Company's outstanding voting securities. Under the 1940 Act, this 25% limit applies equally and not separately to issuances of the Company's securities pursuant to this proposal and Proposals 4 and 5, and is the same 25% limit set forth in Proposals 4 and 5, except for the qualification discussed therein. The Company intends to track compliance with this and other conditions pursuant to its compliance policies and procedures. See "Proposal 4: Approval of the 2019 Trinity Capital Inc. Long-Term Incentive Plan" and "Proposal 5: Approval of the Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan."

In addition, it is possible that the Board will authorize the issuance of options, warrants or securities to subscribe for or convertible into shares of the Company's common stock that, to the extent permissible under the 1940 Act, may be exercisable or convertible into shares of the Company's common stock at a price less than the current market value per share of the Company's common stock or the net asset value per share of the Company's common stock at the time of such adjustment or at the time of their issuance.

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PROPOSAL 4: APPROVAL OF THE 2019 TRINITY CAPITAL INC. LONG-TERM INCENTIVE PLAN

Background and Purpose

The Board and our executive management believe that our successful performance depends on our ability to offer fair compensation packages to our professionals that are competitive with those offered by other investment management businesses. The specialized nature of our business, the competitiveness of our market and the skills and importance of our employees make retention critical. The ability to offer equity-based compensation to our professionals, which helps to align employee behavior with stockholder interests and provides a retention tool, is important to our future growth and success.

On October 17, 2019, the Board approved the 2019 Long-Term Incentive Plan and has recommended that it be submitted to our stockholders for their approval at the Annual Meeting. The 2019 Long-Term Incentive Plan provides for grants of restricted stock, restricted stock units, incentive stock options, non-statutory stock options (together with incentive stock options, "Options"), dividend equivalent rights, performance awards and other stock-based awards (collectively, "Employee Awards") to certain of our employees, officers and employee directors (collectively, "Employee Participants"). The purpose of the 2019 Long-Term Incentive Plan is to provide a means through which the Company may attract and retain key employees. The Board believes retention and recruitment of qualified key employees is important to the future success and growth of our business and is in the best interests of our stockholders. The 2019 Long-Term Incentive Plan would enable us to offer our executive officers, employees and employee directors with equity-based awards that are competitive with those offered by our competitors and other investment management businesses, which would enhance our ability to hire and retain key senior management and other key employees. The effective date of the 2019 Long-Term Equity Incentive Plan is the date on which it is approved by our stockholders at the Annual Meeting. As of the date of this Proxy Statement, no Employee Awards have been made pursuant to the 2019 Long-Term Incentive Plan.

Further, while the 2019 Long-Term Incentive Plan contemplates the grant of Restricted Stock Units, Performance Awards, Dividend Equivalent Rights, and Other Stock-Based Awards (as such terms are defined in the 2019 Long-Term Incentive Plan), the Company is not seeking exemptive relief from the SEC to grant such units or awards. The Company will not grant any such units or awards unless and until its seeks and receives the necessary exemptive relief from the SEC for such units or awards and stockholder approval of the same. As such, the Company will only grant Restricted Stock (as such term is defined in the 2019 Long-Term Incentive Plan) and Options if the SEC Order and stockholder approval are received.

On March 19, 2020, the Company submitted an exemptive application to the SEC, as amended on July 29, 2020 and January 6, 2021, to permit the Company to, among other things, (i) issue restricted stock through the 2019 Long-Term Incentive Plan as part of the compensation packages for certain Employee Participants, (ii) withhold shares of common stock or purchase shares of common stock from the Employee Participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of Options that may be granted pursuant to the 2019 Long-Term Incentive Plan, and (iii) permit Employee Participants to pay the exercise price of Options that may be granted to them pursuant to the 2019 Long-Term Incentive Plan with shares of common stock. As of the date of this Proxy Statement, the Company has not yet received the necessary SEC Order providing exemptive relief with respect to the 2019 Long-Term Incentive Plan.

Pursuant to the 1940 Act, the Company cannot effectuate the 2019 Long-Term Incentive Plan or seek the approval of the same from stockholders unless and until it receives the SEC Order. Although there can be no assurances, our expectation is that we will receive the SEC Order before the Annual Meeting, which will allow us to hold a vote on this proposal. If, however, we do not receive the SEC Order, we will not hold a vote on this proposal. The Company will continue to keep stockholders updated with developments related to obtaining the SEC Order and holding a vote on this proposal at the Annual Meeting.

The following is a summary of certain principal features of the 2019 Long-Term Incentive Plan. This summary is qualified in its entirety by reference to the complete text of the 2019 Long-Term Incentive Plan. You are urged to read the actual text of the 2019 Long-Term Incentive Plan in its entirety, which is set forth in Appendix A.

means as permitted by the Board or the Compensation Committee, as applicable, which may include a broker-assisted exercise program acceptable to the Board or the Compensation Committee, as applicable. Additionally, the Company may, in its sole discretion, permit the satisfaction of the applicable exercise price requirements (or a portion thereof) under an Option award by withholding from the Option, the number of vested shares of common stock awarded under the Option with a Fair Market Value as of the date of such transaction equal to such exercise price.

Covered Transactions

Unless the terms of an Employee Award provide otherwise, in the event of a covered transaction (as described below), each Employee Award will become fully vested or exercisable prior to the covered transaction on a basis that gives the holder of the Employee Award a reasonable opportunity, as determined by the Board or the Compensation Committee, as applicable, to participate as a stockholder of the Company in the covered transaction following such vesting or exercise. The Employee Award will terminate upon consummation of the covered transaction.

Covered transactions, as defined in the 2019 Long-Term Incentive Plan, include:

- a consolidation, merger, stock sale or similar transaction or series of related transactions in which the Company is not the surviving entity or which results in the acquisition of all or substantially all of the Company's then outstanding shares of common stock by a single person or entity or by a group of persons and/or entities acting in concert;

- a sale or transfer of all or substantially all of the Company's assets;

- the Company's dissolution or liquidation; or

- following such time as the Company has a class of equity securities listed on a national securities exchange or quoted on an inter-dealer quotation system, a change in the membership of the Board for any reason such that the individuals who, as of the effective date of the 2019 Long-Term Incentive Plan, constitute the Board (the "Continuing Directors"), and any new director whose election or nomination by the Board was approved by a vote of at least a majority of the Continuing Directors, cease to constitute at least a majority of the Board.

SEC Order and Limitation on Employee Awards

If the SEC grants us the Order authorizing us to issue restricted shares of our common stock to the Employee Participants, subject to stockholder approval of the 2019 Long-Term Incentive Plan at the Annual Meeting, Employee Awards under the 2019 Long-Term Incentive Plan will comply with all aspects of the Order, including the following:

1. each issuance of restricted stock to an Employee Participant will be approved by a required majority of the Board (as defined under the 1940 Act) on the basis that such Employee Award is in the best interests of the Company and its stockholders;

2. the amount of voting securities that would result from the exercise of all of the Company's outstanding warrants, options and rights, together with any restricted stock issued pursuant to the 2019 Long-Term Incentive Plan and the 2019 Restricted Stock Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company's outstanding warrants, options and rights issued to the Company's directors, officers and employees, together with any restricted stock issued pursuant to the 2019 Long-Term Incentive Plan and the 2019 Restricted Stock Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any restricted stock issued pursuant to the 2019 Long-Term Incentive Plan and the 2019 Restricted Stock Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company;

3. the total number of shares that may be outstanding as restricted stock under all of the Company's compensation plans, including the 2019 Long-Term Incentive Plan and the 2019 Restricted

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, New York, New York, has been appointed by the Board, including a majority of the Independent Directors, to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021. Ernst & Young LLP acted as the Company's independent registered public accounting firm for the fiscal years ended December 31, 2020 and December 31, 2019. The Company knows of no direct financial or material indirect financial interest of Ernst & Young LLP in the Company. A representative of Ernst & Young LLP will be available to answer questions during the Annual Meeting and will have an opportunity to make a statement if he or she desires to do so.

Fees

Set forth in the table below are audit fees, audit-related fees, tax fees and all other fees billed to the Company by Ernst & Young LLP for professional services performed for the fiscal years ended December 31, 2020 and December 31, 2019:

	For the fiscal year ended December 31, 2020	For the fiscal year ended December 31, 2019[1]
Audit Fees[3]	$ 646,500	$40,000[2]
Audit-Related Fees[4]	$ 259,000	$ 35,650
Tax Fees[5]	$ 82,420	$ 29,635
All Other Fees[6]	$ 40,000	$ —
Total Fees	$1,027,920	$ 105,285

(1) Reflects the period from August 12, 2019 (inception) through December 31, 2019.

(2) In addition to such audit fees, the Company incurred approximately $1,690,000 in fees related to the audits of the financial statements of the Legacy Funds for the fiscal years ended December 31, 2018 and 2019.

(3) "Audit Fees" are those fees billed to the Company by Ernst & Young LLP for services that normally would be provided by the independent accountant in connection with statutory and regulatory filings or engagements and that generally only the independent accountant can provide, including the audit of our annual financial statements and the review of our quarterly financial statements.

(4) "Audit-Related Fees" are those fees billed to the Company by Ernst & Young LLP for services provided by Ernst & Young LLP for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees". These services include, among other things, providing comfort letters, consents and review of documents filed with the SEC, as well as attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

(5) "Tax Fees" are those professional fees billed to the Company by Ernst & Young LLP for tax compliance and advice.

(6) "All Other Fees" are those fees, if any, billed to the Company by Ernst & Young LLP for products and services other than the services reported above, including in connection with permitted non-audit services.

Pre-Approval Policies and Procedures

The Audit Committee has established a pre-approval policy that describes the permitted audit, audit-related, tax and other services to be provided by Ernst & Young LLP, the Company's independent registered public accounting firm. The policy requires that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such service does not impair the auditor's independence.

Any requests for audit, audit-related, tax and other services that have not received general pre-approval must be submitted to the Audit Committee for specific pre-approval, irrespective of the amount, and cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings of the Audit Committee. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to management.

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